Intiva BioPharma Inc.
4340 East Kentucky Avenue

Suite 206

Glendale, CO 80246

June 19, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Christine Westbrook, Staff Attorney

Re:	Intiva BioPharma Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 11, 2018
File No. 333-225477

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated June 15, 2018, with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed by Intiva BioPharma Inc. (the “Company”) on June 11, 2018. For the convenience of the staff, we have included the staff’s comment, followed by our response to the comment.

Amendment No. 1 to Form S-1 filed on June 11, 2018

Cover page

Comment 1. We note your disclosure that the Company’s shares are quoted on the OTC Pink Market. We refer you to comment 1 in our letter dated February 16, 2018, which we reissue. Please revise to disclose a fixed price at which shares will be sold until such time that your common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response 1. Complied. See the revised disclosure on the cover page of the prospectus.

Respectfully submitted,

/s/: Evan Wasoff
Evan Wasoff, CFO